UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated August 8, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: August 11, 2014

Exhibit 99.1

WuXi PharmaTech Announces Appointment of Walter Kwauk to Board

Shanghai, August 8, 2014 /PRNewswire/ –- WuXi PharmaTech (Cayman) Inc. (NYSE:WX), a leading pharmaceutical, biotechnology, and medical device R&D services company with operations in China and the United States, today announced the appointment of Walter Teh-Ming Kwauk as an independent director to the Board of Directors. Mr. Kwauk will serve on the Audit Committee.

Mr. Kwauk is currently a senior consultant at Motorola Solutions (China) Co., Ltd. He serves as a director of Thunder Power Co. Ltd.; Sinosoft Technology Group Ltd., of which he serves as chairman of the audit committee; China Fordoo Holdings Ltd., of which he serves as chairman of the audit committee; and several private companies. He was formerly a director of Alibaba.com Ltd. Mr. Kwauk worked for KPMG from 1977 to 2002 and held a number of senior positions, including the general manager of KPMG’s joint venture accounting firm in Beijing, the managing partner in KPMG’s Shanghai office, and a partner in KPMG’s Hong Kong office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a B.S. and a licentiate’s degree in accounting from the University of British Columbia.

“I am very pleased to join the board of WuXi PharmaTech, a company well-known as a leader in pharmaceutical R&D services,” said Mr. Kwauk. “I look forward to working with the other board members to help WuXi grow.”

“We are delighted to have the benefit of Walter’s experience in corporate governance and in accounting and auditing matters,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “With his help, WuXi will continue to advance in its mission to build a comprehensive, integrated open-access R&D services platform.”

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec.

For further information please contact:

Ronald Aldridge

Director of Investor Relations

+1-201-585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi

Associate Director of Corporate Communications

+86-21-5046-4362

aaron_shi@wuxiapptec.com

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